August 26 2004

Strictly Private & Confidential

Mr. John Bovard
President, Chief Executive Officer and Director
Asia Pacific Potash Corporation
Suite 2002, Abdulrahim Place
990 Rama IV Road
Silom
Bankrak, Bangkok 10500
Thailand

Dear John,

We have discussed with you your intention to develop through Asia Pacific Resources Limited ("APR" or the "Company") and its subsidiary Asia Pacific Potash Corporation ("APPC"), a large high-grade potash deposit (the "Project") in Udon Thani, Thailand. We understand that the Company has developed a three-year construction program for the Project leading to an initial one million tonnes per annum of potash products followed by a second stage expansion to two million tonnes per annum of potash products. We also understand that the Company expects to proceed with a development of the Project in association with strategic partners, including leading enterprises from the People's Republic of China ("PRC"), which, along with the Southeast Asia, the Company considers to be its key markets for potash sales. The Company has advised us that it is seeking one or more strategic investors to take a significant equity ownership in the company and is also seeking financing to fund the Project construction and development program.

Richina proposes to facilitate one or more direct or indirect investments in the Company, or the Project, from financial and strategic investors from the PRC that are approved by you and listed on the Agreed List (the "Investors") attached as Appendix 1 to this Agreement. This list may be revised or expanded during the Engagement by mutual consent. This investment may take the form of a purchase of all or a significant shareholding of APR from its shareholders, a subscription of new shares in APR by the Investors, the formation of joint ventures between the Investors and APR or APPC or otherwise as acceptable to the Company (the "Transaction").

In addition, and only if requested to do so by the Investors, Richina may also arrange debt financing from Chinese financial institutions (the "Lenders") to fund development and construction for the Project. Richina and the Company recognize that certain substantial PRC companies might be the sole investor into the Company and/or the Project, and have sufficient wherewithal to arrange their own debt financing.

This letter sets out the terms of engagement (the "Engagement") on which we will provide you with advice and assistance in relation to the proposed Transaction.

Richina acknowledges the Company's advise that 1) any Transaction with respect to a direct interest in the Udon Thani projects (North and South) or which would necessitate a change of ownership of the shareholdings in APPC would require government consent and would complicate and potentially delay or preclude the issuance of a Mining License and that 2) APR will be more favourably inclined to potential transactions that avoid the issues noted in 1) above.

1. <u>Appointment</u>

By agreeing this letter, you appoint us as your exclusive financial adviser with respect to parties noted on the Agreed List, attached hereto as Appendix 1, for the Transaction as described above on the terms set forth herein.

Our functions in that capacity include the following:-

a) Review and analyse your strategic objectives in the proposed Transaction;

b) To identify and qualify potential Chinese companies (whether or not procured or identified by Richina first) as candidates for a Transaction and to canvass the companies to ascertain if there is interest in a potential Transaction;

c) Advise and assist you in preparing the "Funding Strategy";

i) Positioning the Company or APPC as the appropriate partner(s) for the Investors;

ii) Structuring the desired transaction in a way acceptable to the Company or APPC, the Investors, Chinese banks and the Chinese Government;

d) In conjunction with your legal and accounting advisors, advise and assist you on the legal, accounting and regulatory requirements and structures relevant to the Transaction;

e) Advise you on the price and the financial structure of the Transaction;

f) Provide progress reports and meeting with you periodically, updating you on the status of Transaction and Investors we have liaised with;

g) Furnish the Company or APPC with translation services with respect to commercial discussion with third parties, such as potential offtakers, in China, provided that such translation services shall not exceed five days per month;

h) Advise you on and, when requested by you, assist negotiations on your behalf in connection with a Transaction;

i) Monitor the status of applications to the relevant government agencies in China for approval of any joint ventures and any PRC investment in APR or APPC;

j) Act as project manager under APR's direction for the Transaction: planning, organising, directing and controlling the Transaction process, including directing the services of subcontractors approved by APR, if any.

k) If requested to do so by the Investors, subject to the Company's consent, which shall not be unreasonably withheld, and absent of any conflict of interest, to liaise with and negotiate with the Lenders for the provision of long-term US Dollar denominated loans sourced in the PRC to be used in the development and construction of the Project.

l) Anthony Wu, Managing Director, Richina, will be the Richina project leader and will have primary responsibility for the completion of the work under this engagement. We may involve or delegate to, and draw on the resources of Richina Financial Research Ltd or any of its affiliates ("Richina"), and external professional expertise as we think appropriate, in connection with the Transaction, provided, that i) we have advised the Company and obtained consent, ii) their work will be directed and supervised at all times by Mr. Wu and iii) compensation for resources of Richina shall be covered by the remuneration set forth in paragraph 2 below and the cost of any external professional expertise shall be subject to the limitations on out-of-pocket expenses set forth below.

2. Remuneration

In consideration for the services provided by us under the Engagement, we shall be paid as follows:-

a) Retainer Fee. A monthly retainer equal to US$20,000 per month in advance with the first payment to be made as at the 1st August, 2004, and monthly thereafter through and including 1st December 2004. The payment is subject to review at 31st December 2004 and may be terminated by the Company if the Company determines that there is no continuing interest in the Project from PRC Investors. Assuming continuing work by Richina the retainer may be renewed on a quarterly basis from 1st January 2005 until the completion of a Transaction or Termination of this Agreement.

In addition this retainer fee may be reviewed and reduced at any time by mutual consent if the Transaction becomes inactive during the term of the Engagement.

b) Milestone Fee. A Milestone Fee of US$300,000 to be paid on signing of a Conditional Commercial Contract by a company or consortium of companies on the Agreed List, in such detail as agreed by the signing parties. The Conditional Commercial Contract will detail the commercial

arrangements for the complete Transaction including the equity investment, the parties responsible for raising of debt financing for the Project and all conditions precedent which are expected to include the necessary approvals and acceptance of shareholders and relevant authorities.

No Milestone Fee would be payable if the Conditional Commercial Contract allows the Investors to withdraw from the Transaction due of issues arising from due diligence.

The Milestone fee would be rebated in full against any Success Fee subsequently payable under c) below.

c) Equity Success Fee for an Equity Investment by PRC Investor(s) in the Company involving the purchase of outstanding shares from the Company's shareholders.

In the event that the Investors buy 85 per cent (or the maximum amount allowed to retain public company status, whichever is less) or more of the equity of the Company from its shareholders, then a success fee (the "Equity Success Fee") shall be paid in cash by APR equal to 5 percent of the Equity Consideration, less the total amount of monthly retainers and milestone fees previously paid pursuant to clauses (a) and (b) above, payable within 15 days of taking up and paying for said shares (the "Closing").

In the event that the Investors buy 51% of the equity of the Company from its shareholders, then the Equity Success Fee shall be paid in cash by APR equal to 2.5 percent of the Equity Consideration, less the total amount of monthly retainers and milestone fees previously paid pursuant to clauses (a) and (b) above, payable within 15 days of the Closing.

In the event that the Investors buy between 51 per cent and 85 per cent of the equity of the Company from its shareholders, then the Equity Success Fee will be paid in cash by the Company calculated by using a sliding scale, from 2.5 per cent (for a 51 per cent equity investment) to a maximum of 5 per cent (for a 85 per cent or greater equity investment percent or the maximum amount allowed to retain public company status, whichever is less) of the Equity Consideration, less the total amount of monthly retainers and milestone fees previously paid pursuant to clauses (a) and (b) above, payable within 15 days of the Closing.

In the event that the Investors buy up to and including 50 per cent of the equity of the Company from its shareholders, then the Equity Success Fee shall be paid in cash by APR equal to 2 percent of the Equity Consideration, less the total amount of monthly retainers and milestone fees previously paid pursuant to clauses (a) and (b) above, payable within 15 days of the Closing.

d) Equity Success Fee for an Equity Investment by PRC Investor(s) in the Company involving the issue of new shares in the Company.

We understand that this is not the Company's preferred transaction and that depending on the number of shares to be issued, shareholder approval may be required.

If the Investors acquire control of the Company through the placement of new shares then the Equity Success Fee shall be paid in cash by APR equal to 2 percent of the Equity Consideration, less the total amount of monthly retainers and milestone fees previously paid pursuant to clauses (a) and (b) above, payable within 15 days of receipt of the purchase consideration in cash by the Company.

The Equity Consideration for purposes of calculating the cash portion of the Equity Success Fee is the total amount payable by the Investors for the purchase of all or a significant shareholding in APR from the shareholders, or from a subscription of new shares in APR and/or in any joint ventures with APR or APPC.

No payments made to third parties by you shall reduce amounts due to us. In the event that a Transaction is concluded and the Company retains its public listing on the Toronto Stock Exchange then Richina may elect to be paid up to one half of the Equity Success Fee in new shares of the Company, subject to Toronto Stock Exchange approval.

If the aggregate Equity Consideration is increased by any future payment for the Equity so purchased, the fee will be increased accordingly and the additional amount will be calculated and paid when the future payment is paid. If the Consideration includes securities, the value of that element will be their cash equivalent value on the date of Closing, except that if the Consideration includes securities which are publicly traded, then the value will be determined by the average of the published prices on the five dealing days prior to the date of Closing.

e) Break Fee. The Company will pay a break fee of US$200,000 if prior to the Termination of this Agreement the Company completes a Transaction with an Investor who is not on the Agreed List before the signing of a Conditional Commercial Contract with PRC Investor(s). This is in addition to amounts paid as a monthly retainer.

If a Conditional Commercial Contract has been signed with PRC Investor(s) and the Company terminates this Contract to complete a Transaction with an Investor who is not on the Agreed List then the Break Fee would be US$500,000. This is in addition to amounts paid as a monthly retainer and as the Milestone Fee.

f) Arrangement of Debt. In the event that Richina is requested by the Investors to assist in raising debt, subject to the Company's consent which shall not be unreasonably withheld, and absence of any conflict of interest, APR agrees that Richina may enter into commercial discussions with the Investors to negotiate fees payable by the Investors to Richina for Richina's advisory services to such Investors.

The Company proposes that the fees payable by the Investors for Richina's arranging debt are detailed in the Conditional Commercial Contract that would be signed by the Investors and the Company.

3. Expenses

APR will, whether or not any Transaction takes place, reimburse us for all our reasonable out-of-pocket expenses and costs, incurred in connection with the Engagement and whether incurred before or after signing this letter, except that professional advisers' fees and disbursements will only be reimbursed if the adviser is retained with your approval. These expenses shall be billed by us monthly, and paid by you within 15 days of the date of our invoice. We will get your written approval prior to the incurrence of any out-of-pocket expenses exceeding in aggregate US$5,000, or for any single item exceeding US$2,000.

4 Information and Conduct

We mutually undertake that:-

a) Either party will, on request, promptly provide to the other party all information relevant to the Transaction and will keep each other fully up to date with all developments, discussions or other factors that may be relevant to the Transaction. Both parties may rely on the accuracy and completeness of all such information without independent verification.

b) In relation to any public document which may be issued in accordance with the Transaction, all statements of fact contained in it will be true, complete and accurate and not misleading; your, or your directors', opinions, intentions and expectations contained in it will be honestly held and reasonably based; and no fact will be omitted which would make any statement misleading in any material respect.

c) Both parties will procure that our directors, employees and representatives or agents will comply with all laws and regulations that are applicable in connection with the Transaction.

Any advice given by us is only to be used and relied on by APR or APPC. That advice, the Engagement and any matters relating to the services

provided by us, subject to applicable securities or other law affecting or governing APR, must not be disclosed or quoted to anyone other than you, your representatives, APR or APPC without our prior written consent.

You may refuse to discuss or negotiate the Transaction with any party for any reason whatsoever and may terminate negotiations in relation to the Transaction with any party at any time.

5. Disclosure

Richina will continue to be bound by the terms of the Confidentiality Agreement between Richina and APR dated 3rd September 2003.

6. Indemnity

You will not make any claim against us or any other member of Richina or any of our or their directors, officers, employees, representatives or agents ("Indemnified Persons") to recover any loss or damage which you may suffer by reason of or arising out of anything done or omitted by the Indemnified Persons, unless the loss or damage arises from the negligence or willful misconduct of any of the Indemnified Persons. You undertake with us (for ourselves and as trustee for each of the other Indemnified Persons) to indemnify and hold harmless the Indemnified Persons against all losses, liabilities, costs, expenses, actions, claims or demands which may be sustained or incurred or brought or made against any of the Indemnified Persons in each case arising from or in connection with the Transaction, the Engagement or any matter, document or thing related to the Transaction or the Engagement ("Claims"), unless the Claims arise from the negligence or willful misconduct of any of the Indemnified Persons. You will inform us of any Claim as soon as you become aware of it and will consult us on all aspects of any Claim and will use all reasonable endeavours at your own expense to avoid, dispute, resist, appeal, compromise or defend any Claim. The Indemnified Persons' rights in this paragraph are in addition to other statutory or common law rights that they may have.

7. Conflicts

Richina is engaged in a range of investment business, advisory and other services. Should Richina have interests which conflict with the Company's interests or have other clients whose interests' conflict with your interest then Richina will immediately advice the Company that it is aware of such a conflict. The Company may at its sole discretion agree to waive the conflict of interest or it may immediately terminate the Contract. Any such termination will be held in accordance with section 9 below.

APR acknowledges and concurs with Richina's advise that (1) any Transaction with Chinese companies participation would require Chinese

government approval; (2) Investors may seek to secure bank financing and in certain circumstances other co-investors for the entire Project prior to a Closing; and (3) Richina may be asked by the Investors to assist them to secure such approval and financing and/or co-investors.

8. Advertisements

After completion of the Transaction and subject to compliance with all applicable securities and other laws, we may advertise our services to you in newspapers and journals if a copy of the advertisement is first approved by you (such approval not to be unreasonably withheld or delayed).

9. Termination

The Engagement, if not terminated earlier, will terminate on 30th September 2005. Either of us may terminate the Engagement for any reason by giving the other not less than 10 days prior written notice. Any such termination will be without prejudice to any accrued rights to the date of termination, and paragraphs 5 and 6 of this letter will remain in full force and effect following termination. The provisions of paragraphs 2(b), 2(c), 2(d), 2(e) and 2(f) will remain in full force and effect for a period of one year following termination with respect to any Investors on the Agreed List introduced by us to APR or APPC.

If at the end of twelve (12) months from the date hereof, a Conditional Commercial Contract has been reached between the various parties in relation to the Transaction but the Closing is awaiting the necessary approvals or acceptances of shareholders and/or relevant authorities, the period of the Engagement shall automatically be extended until all such necessary approvals have been obtained.

10. Miscellaneous

a) This letter sets out the entire agreement and understanding between us and you in connection with the Engagement, and may not be amended or modified except in writing.

b) References to you include references to your subsidiaries and holding companies and subsidiaries of any of them.

c) This letter is governed by and will be construed in accordance with the laws of the province of British Columbia, Canada, and you irrevocably submit to the non-exclusive jurisdiction of the British Columbia courts to settle any disputes that may arise.

If you agree to the above, please sign, date and return the enclosed copy of this letter.

Yours faithfully

for: Richina Financial Research Ltd.

Anthony Wu

Director

DATE:

AGREED:

for: Asia Pacific Resources Limited.
Asia Pacific Potash Corporation

John Bovard

President, CEO and Director

APPENDIX 1

AGREED LIST OF COMPANIES (The "Investors"):

- BANK OF CHINA
- CHINA CHEMICAL MINING ASSOCIATION
- CHINA HUAN QIU CONTRACTING & ENGINEERING CORPORATION
- CHINA HUAYUAN GROUP (CHINA WORLD BEST GROUP)
- CHINA METALLURGICAL CONSTRUCTION (GROUP) CORPORATION
- CHINA MINING ASSOCIATION
- CHINA MINMETALS NONFERROUS METALS CO. LTD.
- CHINA NATIONAL AGRICULTURAL MEANS OF PRODUCTION GROUP CORP (CSAMGC)
- CHINA NATIONAL CHEMICAL CORPORATION (MERGED FROM CHINA NATIONAL BLUESTAR (GROUP) CORP. AND CHINA HAOHUA GROUP)
- CHINA NATIONAL GEOLOGICAL & MINING CORPORATION
- CHINA NATIONAL CHEMICAL ENGINEERING (GROUP) CORPORATION
- CHINA NONFERROUS METAL INDUSTRY'S FOREIGN ENGINEERING AND CONSTRUCTION CO. LTD. (NFC)
- CHINA PETROCHEMICAL CORPORATION (SINOPEC)
- CHINA RESOURCES GROUP
- CHINA STATE-OWNED ENTERPRISE INVESTMENT CO. LTD.
- CITIC GROUP
- CONSTRUCTION BANK OF CHINA
- EAST HOPE COMPANY
- GUIZHOU HONGFU INDUSTRY & COMMERCE DEVELOPMENT CO. LTD. (WENGFU)
- HUAKEN INTERNATIONAL TRADING COMPANY LIMITED
- JIUHE AGRICULTURAL MEANS CO. LTD.
- LIANYUNGANG DESIGN AND RESEARCH INSTITUTE
- NEW HOPE GROUP
- QINGHAI SALT LAKE POTASH COMPANY, LTD.
- SINOCHEM (CHINA NATIONAL CHEMICALS IMPORT & EXPORT CORP)
- STATE DEVELOPMENT & INVESTMENT CORP.
- STATE IMPORT & EXPORT BANK
- STATE DEVELOPMENT BANK
- THE ORIENT GROUP
- YUNNAN (PROVINCE) MINING ASSOCIATION
- ZHUHAI ZHENRONG COMPANY

And the affiliates of the above companies